Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred dividend requirements for each of the periods indicated (in thousands):

		Year Ended December 31,
	Six months ended June 30, 2018	2017	2016	2015	2014	2013
Earnings:
Net loss	$(15,308)	$(3,695)	$(34,509)	$(22,663)	$(22,110)	$(21,452)
Fixed charges	1,638	3,167	3,030	2,978	1,858	607
Total Earnings	$(13,670)	$(528)	$(31,479)	$(19,685)	$(20,252)	$(20,845)
Fixed Charges:
Interest expense	$1,267	$2,425	$2,288	$2,236	$1,151	$6
Portion of rent expense representative of interest	371	742	742	742	707	601
Ratio of Earnings to Fixed Charges (1)	-	-	-	-	-	-
(1)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental payments under operating leases we believe to be representative of interest.